FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
November 4, 2002

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)
(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423400
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No    X

November 4, 2002

Press Release

OAO Tatneft has released today its consolidated financial statements for the first six months of the year 2002 prepared in accordance with the U.S. GAAP. The company’s revenues for the period covered by the financial statements totaled 63,180 million rubles, and its net income totaled 6,711 million rubles, in each case expressed in constant rubles of June 30, 2002 purchasing power.

The financial statements have not been audited.

The financial statements are available upon request by fax number (095) 937–55–32 or by e-mail info@tatneft.co.ru, and also at the company’s web-site www.tatneft.ru.

Questions may be addressed to Alexander Andreev or Alexei Spirenkov at phone number (095) 937–55–33.

By:	/S/ V.P. LAVUSHCHENKO
V. P. Lavushchenko Deputy General Director for Economics

OAO TATNEFT

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002

UNAUDITED

OAO TATNEFT

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except share information)

	Notes	At June 30, 2002	At December 31, 2001
Assets
Cash and cash equivalents	6	11,245	4,617
Accounts receivable, net	7	22,143	22,510
Short-term investments	8	9,772	9,209
Inventories	9	9,245	11,186
Prepaid expenses and other current assets	10	13,427	14,563
Current portion of loans receivable and advances	11	6,623	6,865

Total current assets		72,455	68,950
Restricted cash	6	2,033	2,325
Long-term loans receivable and advances	11	1,425	1,657
Long-term investments	8	4,064	4,039
Property, plant and equipment, net	12	144,663	140,139

Total assets		224,640	217,110

Liabilities and Shareholders’ Equity
Short-term debt	13	33,351	33,409
Banking customer deposits	14	10,615	7,479
Trade accounts payable		9,741	10,423
Other accounts payable and accrued liabilities	15	5,535	4,554
Taxes payable	16	5,623	6,214
Current deferred tax liability	16	466	1,283

Total current liabilities		65,331	63,362
Long-term debt	13	8,121	8,121
Long-term deferred tax liability	16	17,869	19,203
Long-term banking customer deposits	14	180	—

Total liabilities before minority interest		91,501	90,686
Minority interest		5,122	5,026
Shareholders’ Equity
Preferred shares (authorized and issued: 147,508,500 shares, RR1 nominal value)	17	148	148
Common shares (authorized and issued: 2,178,690,700 shares, RR1 nominal value)	17	2,179	2,179
Additional capital	17	84,128	84,257
Accumulated other comprehensive income		3,401	2,980
Accumulated earnings		40,547	34,214
Common shares held in treasury, at cost (174,028,000 shares and 176,133,000 shares at June 30, 2002 and December 31, 2001, respectively)		(2,386)	(2,380)

Total shareholders’ equity		128,017	121,398

Commitments and contingent liabilities	22	—	—

Total liabilities and shareholders’ equity		224,640	217,110

The accompanying notes are an integral part of these consolidated financial statements.

OAO TATNEFT

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(UNAUDITED)

(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except share information)

	Notes	6 mo ended June 30, 2002	6 mo ended June 30, 2001	6 mo ended June 30, 2000
Sales and other operating revenues	19	63,180	75,311	77,878

Costs and other deductions
Operating expenses		16,094	16,687	13,649
Purchased oil and refined products		13,294	12,431	13,065
Exploration expenses, including dry holes		390	163	236
Transportation costs		2,127	1,985	1,640
Selling, general and administrative expenses		7,390	6,630	4,773
Depreciation, depletion and amortization	19	3,411	3,091	2,499
Loss on disposals and impairment		225	747	—
Taxes other than income taxes	16	13,188	15,145	17,345
Maintenance of social infrastructure expense	12	40	185	84
Transfer of social assets constructed after privatization	12	206	530	75

Total costs and other deductions		56,365	57,594	53,366

Other income (expenses)
Earnings from equity investments	8	131	59	347
Exchange loss		(549)	(575)	(1,089)
Monetary gain		658	684	1,834
Net interest income – banking		232	398	(4)
Other net – banking		(178)	(291)	(4)
Interest income		413	304	41
Interest expense		(1,174)	(1,375)	(3,187)
Other income, net		543	57	1,172

Total other income (expenses)		76	(739)	(890)

Income before income taxes and minority interest		6,891	16,978	23,622
Income taxes
Current	16	2,065	4,565	4,919
Deferred	16	(2,106)	(5,177)	3,641

Total income tax expense		(41)	(612)	8,560

Income before minority interest		6,932	17,590	15,062
Minority interest		(221)	(742)	(493)
Net income		6,711	16,848	14,569
Foreign currency translation adjustments		78	(43)	—
Unrealized holding gain on available-for-sale securities, net of RR nil tax		343	17	—

Comprehensive income		7,132	16,822	14,569

Basic and diluted net income per share (RR)
Common	17	3.01	7.52	6.31
Preferred	17	3.93	7.63	6.37
Weighted average shares outstanding (basic and diluted millions of shares)
Common	17	2,035	2,090	2,160
Preferred	17	148	148	148

The accompanying notes are an integral part of these consolidated financial statements.

OAO TATNEFT

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power)

	Notes	6 mo ended June 30, 2002	6 mo ended June 30, 2001	6 mo ended June 30, 2000
Operating activities
Net income		6,711	16,848	14,569
Adjustments:
Minority interest in net income net of dividends paid to minority shareholders		107	691	494
Depreciation, depletion and amortization	19	3,411	3,091	2,499
Net barter settlements	19	(1,170)	(4,066)	(531)
Deferred income taxes		(2,106)	(5,177)	3,641
Impairment of fixed assets and investments		225	747
Effects of foreign exchange		858	365	989
Monetary effects on non-operating balances		(658)	(684)	(1,834)
Share in current earnings of equity investments less dividends received		(101)	(13)	(333)
Transfer of social assets constructed after privatization	12	206	530	75
Translation adjustment		78	(43)
Gain on sale of investment		(395)
Gain recognized on partial disposal of interest in subsidiaries		(201)
Other		24
Changes in operational working capital, excluding cash:
Accounts receivable		(1,427)	(9,405)	(7,261)
Inventories		2 ,022	242	(1,116)
Prepaid expenses and other current assets		(39)	(2,238)	(7,665)
Trade accounts payable		122	8,912	4,417
Other accounts payable and accrued liabilities		977	739	4,537
Taxes payable		(107)	1,778	1,889
Net change in trading securities		210	(236)
Net change in notes payable		(1,304)	125	498
Net change in intrabank loans		(1,127)	1,606	208
Net change in long-term time deposits in banks		162	139
Net change in notes receivable		39	(1,614)	(1,906)
Net change in short-term time deposits in banks		3,449	(338)
Net change in demand customer accounts in banks		444	(505)	1,760

Net cash provided by (used for) operating activities(1)		10,410	11,494	14,930

Investing activities
Additions to property, plant and equipment	19	(6,959)	(6,099)	(8,001)
Proceeds from disposals of property, plant and equipment		51	22	33
Purchase of investments		(1,341)	(645)	(285)
Proceeds from disposal of investments		493	392
Purchase of subsidiaries, net of cash acquired		(221)	23	(77)
Change in restricted cash		101	(662)	(1,177)
Net change in long-term bank loans		296	136
Net change in short-term bank loans		(366)	(190)	152
Proceeds from partial disposal of interest in subsidiaries		225

Net cash used for investing activities(1)		(7,721)	(7,023)	(9,355)

The accompanying notes are an integral part of these consolidated financial statements.

OAO TATNEFT

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power)

Financing activities
Proceeds from short-term debt	9,287	1,796	3,108
Repayment of short-term debt	(12,851)	(4,110)	(5,476)
Proceeds from long-term debt	8,480	1,432
Repayment of loans receivable			145
Issuance of loans receivable	(198)	(100)
Dividends paid	(13)	(373)	(72)
Purchase of treasury shares	(814)	(980)	(970)
Proceeds from sale of treasury shares	681	173	1,073

Net cash (used for) provided by financing activities	4,572	(2,162)	(2,192)

Effect of foreign exchange on cash and cash equivalents	14	66	60
Effect of inflation accounting	(647)	(554)	(316)

Net change in cash and cash equivalents	6,628	1,821	3,127
Cash and cash equivalents at beginning of year	4,617	3,347	2,004

Cash and cash equivalents at end of period	11,245	5,168	5,131

The accompanying notes are an integral part of these consolidated financial statements.

OAO TATNEFT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power,  except as indicated)

	6mo 2002		YE 2001		YE 2000
	Shares	Amount	Shares	Amount	Shares	Amount
Preferred shares:
Balance at January 1 and June 30 (shares in thousands)	147,509	148	147,509	148	147,509	148

Common shares:
Balance at January 1 and June 30 (shares in thousands)	2,178,691	2,179	2,178,691	2,179	2,178,691	2,179

Treasury shares, at cost:
Balance at January 1	176,133	(2,380)	66,575	(746)	66,214	(392)
Purchases	41,299	(816)	131,889	(2,008)	165,511	(1,806)
Reissuances (disposal)	(43,404)	810	(22,331)	374	(165,150)	1,452

Balance at June 30 (shares in thousands)	174,028	(2,386)	176,133	(2,380)	66,575	(746)

Additional capital
Balance at January		84,257		84,102		84,102
Stock-based compensation				155
Stock option redeemed		(155)
Gain on treasury shares disposal		26				—

Balance at June 30		84,128		84,257		84,102
Accumulated other comprehensive income
Balance at January 1		2,980		1,207		484
Unrealized gains & losses on available-for-sale securities – net		343		2,207		723
Translation adjustment		78		155
Realized gains on available-for-sale securities				(589)

Balance at June 30		3,401		2,980		1,207

Retained earnings (accumulated deficit)
Balance at January 1		34,214		11,471		(17,939)
Net income		6,711		23,079		30,759
Dividends		(378)		(290)		(1,054)
Treasury share transactions				(46)		(295)

Balance at June 30		40,547		34,214		11,471

Total shareholders’ equity at June 30		128,017		121,398		98,361

The accompanying notes are an integral part of these consolidated financial statements.

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Note 1: Organization

OAO Tatneft (the “Company”) and its subsidiaries (jointly referred to as “the Group”) are engaged in crude oil exploration, development and production principally in the Republic of Tatarstan (“Tatarstan”), an autonomous republic within the Russian Federation. The Group also engages in refining and marketing of crude oil and refined products, petrochemical and banking activities (see Note 19).

The Group’s banking activities mainly comprise the operations of Zenit Bank and Devon Credit Bank.

The Company was incorporated as an open joint stock company effective January 1, 1994 (the “privatization date”) pursuant to the approval by the State Property Management Committee of the Republic of Tatarstan (the “State”). All assets and liabilities previously managed by the production association Tatneft, Bugulminsky Mechanical Plant, Menzelinsky Exploratory Drilling Department and Bavlinsky Drilling Department were transferred to the Company at their book value at the privatization date in accordance with Decree No. 1403 on Privatization and Restructuring of Enterprises and Corporations into Joint-Stock Companies. Such transfers are considered transfers between entities under common control at the privatization date, and have been recorded at book value restated for the effects of hyperinflation for all periods for which the Russian Federation has been in a hyperinflationary state.

At June 30, 2002, the State held 708,194,779 (33%) common shares of the Company. As further described in Note 17, the State owns one “Golden Share” which carries the right to veto certain decisions taken at meetings of the shareholders and the Board of Directors. The Government of Tatarstan is able to exercise considerable influence through its ownership interest in the Company, its legislative, taxation and regulatory powers, its representation on the Board of Directors and informal pressure. Additionally, the Government of Tatarstan also controls a number of the Group’s suppliers, such as OAO Tatenergo, the supplier of electricity to the Group, and a number of the Group’s ultimate customers, such as OAO Nizhnekamskneftekhim (“Nizhnekamskneftekhim”), the principal petrochemical company in Tatarstan. The Government has used its influence over the Group to ensure, via intermediaries or directly, a supply of crude oil and refined products to Nizhnekamskneftekhim. Related party transactions are further disclosed in Note 20.

There has been no additional issuance of shares of the Company since its inception and the State continues to hold only those shares that it has not otherwise distributed pursuant to the privatization plan of the Group.

Note 2: Basis of Presentation

The Group maintains its accounting records and prepares its statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation (“RAR”). The accompanying financial statements have been prepared from these accounting records and adjusted as necessary to comply with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of estimates in the preparation of financial statements. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including the discussion and disclosure of contingent assets and liabilities. While management uses its best estimates and judgments, actual results may vary from those estimates as future confirming events occur.

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Exchange rates, restrictions and controls. The official rate of exchange of the Russian Rouble to the US Dollar (“US $”) at June 30, 2002 and December 31, 2001 was RR 31.45 and RR 30.14 to US $1.00, respectively. Exchange restrictions and controls exist relating to converting Russian Roubles into other currencies. At present, the Russian Rouble is not a convertible currency outside of the Russian Federation and, further, the Company is required to sell up to 50% of its hard currency earnings for Russian Roubles. Accordingly, any translation of Russian Rouble amounts to US Dollars should not be construed as a representation that such Russian Rouble amounts have been, could be, or will in the future be converted into US Dollars at the exchange rate shown or at any other exchange rate.

Inflation accounting. All amounts in the consolidated financial statements and notes are expressed in constant Russian Roubles of June 30, 2002 purchasing power, in accordance with Accounting Principles Board Statement 3, Financial Statements Restated for General Price-Level Changes. This remeasurement is calculated from conversion factors derived from the Russian Federation Consumer Price Index, an historical price index published by the Russian State Committee on Statistics (“Goskomstat” prior to October 1999 and “Russian Statistics Agency” since October 1999), and from indices obtained from other sources for years prior to 1992. Management believes that the above indices are the most appropriate and consistent measures of the impact of general price inflation in the Russian Federation for the periods indicated.

The amounts shown in the general price-level consolidated financial statements do not purport to represent appraised value, replacement cost or any other measure of the current value of assets or the price at which transactions would take place currently.

The indices and respective conversion factors for the three periods ended June 30, 2002, December 31, 2001 and December 31, 2000 used to restate the consolidated financial statements, based on 1988 prices (1988 = 100), are as follows:

Period ended	Index	Conversion factor
December 31, 2000	1,995,937	1.3
December 31, 2001	2,371,572	1.1
June 30, 2002	2,587,622	1.0

The effects of inflation on the Group’s net monetary position are included in the consolidated statements of operations and have resulted in net monetary gains totaling RR 658, RR 684 and RR 1,834 for the periods ended June 30, 2002, December 31, 2001 and December 31, 2000, respectively. These effects arise as a result of the Group being in a net monetary liability position for these years.

Russian Rouble purchasing power gains and losses. The accompanying consolidated financial statements include certain Russian Rouble amounts which represent underlying US Dollar balances. In the periods ended June 30, 2002, December 31, 2001 and December 31, 2000 the Consumer Price Index in the Russian Federation increased by 9%, 19% and 20%, respectively, while the US Dollar has gained value with respect to the Russian Rouble by 4%, 7% and 4%, respectively.

For US Dollar balances other than those existing at June 30, 2002, differences between the rate of devaluation of the Russian Rouble and Russian Rouble inflation indexation result in inconsistencies between disclosed Russian Rouble amounts and amounts obtained from

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

converting US Dollar denominated items to Russian Roubles based on June 30, 2002 exchange rates. The disclosed Russian Rouble amounts, however, represent the June 30, 2002 purchasing power amounts in accordance with US GAAP.

Barter transactions. Transactions settled by barter are included in the accompanying consolidated balance sheets and statements of operations on the same basis as cash transactions. Barter transactions relate to sales of crude oil and refined products and are generally either in the form of direct settlement by crude oil and refined products to the final customer, or through a chain of non-cash transactions involving several companies. In such cases, both sales and purchases are recorded as a result of the barter transaction. Barter sales are recognized at the fair value of the crude oil and refined products exchanged.

Reclassifications. For comparative purposes, certain prior year amounts have been reclassified to conform to the current year’s presentation.

Note 3: Operating Environment

The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of: a currency that is not freely convertible outside of the country, extensive currency controls, a low level of liquidity in the public and private debt and equity markets, and continued inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Note 4: Summary of Significant Accounting Policies

Principles of consolidation. The accompanying consolidated financial statements include the operations of all significant subsidiaries in which the Group directly or indirectly owns or controls more than 50 percent of the voting stock. Joint ventures and affiliates in which the Group has significant influence but not control (20 percent to 50 percent) are accounted for using the equity method. Investments in other companies are accounted for at cost and adjusted for estimated impairment.

Cash equivalents. Cash equivalents include all highly liquid securities with original maturities of three months or less when acquired, as well as amounts due from banks to the Group’s banking subsidiaries.

Inventories. Crude oil and refined products inventories are valued at the lower of cost or net realizable value using the first-in, first-out method. Materials, supplies and finished goods inventories are recorded at the lower of average cost and net realizable value.

Investments. Investments include securities classified as available-for-sale, held-to-maturity, or trading. Securities are classified as available-for-sale when, in management’s judgment, they may be sold in response to or in anticipation of changes in market conditions. Available-for-sale securities are carried at fair value on the consolidated balance sheet. Unrealized gains and losses for available-for-sale securities are reported net as increases or decreases to accumulated other comprehensive income (loss). The specific identification method is used to determine realized gains and losses on available-for-sale securities. Securities that management have the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost on the consolidated balance sheet. Securities classified as trading are bought and

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

held principally for the purpose of selling them in the near term. Trading securities are carried at fair value on the consolidated balance sheet. Unrealized gains and losses on trading securities are included in earnings.

Loans receivable and advances to customers. Loans receivable and advances to customers, which primarily related to the Group’s banking operations, are stated at the principal amounts outstanding net of provisions for losses on loans and advances. Provisions for losses on loans and advances are based on the evaluation by management of their collectibility. Specific provisions are raised against debts whose recovery has been identified as doubtful. A general provision is raised against the doubtful loans and advances, which are inherent in the loans and advances portfolio but which at the date of preparing the financial statements have not been specifically identified. Estimates of losses on loans and advances require the exercise of judgment and the use of assumptions.

Property, plant and equipment. The Group follows the successful efforts method of accounting for its oil and gas properties, whereby property acquisitions, successful exploratory wells, all development costs (including development dry holes), and support equipment and facilities are capitalized. Unsuccessful exploratory wells are charged to expense at the time the wells are determined to be non-productive. Production costs, overheads and all exploration costs other than exploratory drilling are charged to expense as incurred. Acquisition costs of unproved properties are evaluated periodically and any impairment assessed is charged to expense.

Depreciation, depletion and amortization of capitalized costs of proved oil and gas properties is calculated using the unit-of-production method for each field based upon proved developed reserves. Estimated costs of dismantling oil and gas production facilities, including abandonment and site restoration costs, are recorded using the unit-of-production method and included as a component of depreciation, depletion and amortization.

Gains or losses are not recognized for retirements of oil and gas producing properties, which are subject to composite depreciation, depletion and amortization. Gains or losses on retirements of other than oil and gas producing properties are included in earnings.

Other property, plant and equipment not associated with oil and gas properties are recorded at cost less accumulated depreciation. Depreciation of these assets, including social assets, is calculated on a straight-line basis as follows:

Years
Buildings and constructions	25–33
Machinery and equipment	5–15

Long-lived assets, including proved oil and gas properties, are assessed for possible impairment in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (“SFAS 121”). SFAS 121 requires long-lived assets with recorded values that are not expected to be recovered through undiscounted future cash flows to be written down to current fair value. Fair value is generally determined from estimated future discounted net cash flows.

Maintenance and repairs and minor renewals of social assets and other assets are expensed as incurred. Major renewals and improvements are capitalized and the assets replaced are retired.

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Social assets constructed prior to privatization, and the related deferred income tax balances, were charged to additional capital as a distribution of capital when the assets were permanently transferred to government authorities. Social assets constructed subsequent to privatization are charged to expense when the assets are permanently transferred to government authorities.

Derivative instruments. The Group adopted Statement of Financial Accounting Standards (“SFAS”) SFAS 133, Accounting for Derivatives Instruments and Hedging Activities effective 1 January 2001. In accordance with SFAS 133 the Group recognises all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. Derivative instruments primarily represent foreign exchange and commodity forwards associated with the Group’s banking operations. The accounting for changes in fair value depends on the derivatives’ intended use and designation and could entail recording the gain or loss through earnings of the current period, or as part of comprehensive income and subsequently reclassifying into earnings when the gain or loss is realised. The adoption of SFAS 133 did not have a significant impact on the Group’s results of operations or financial position.

Environmental liabilities. Liabilities for environmental remediation are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

Pension and post-employment benefits. The Group’s mandatory contributions to the governmental pension scheme are expensed when incurred. Discretionary pension and other post-employment benefits are not material.

Revenue recognition. Revenues from the production and sale of crude oil and petroleum products are recognized when deliveries of products to final customers are made and title passes to the customer. Sales of crude oil with next day obligations to repurchase are not accounted for as sales or purchases (see Note 19).

Foreign currency transactions and translation. The Russian Rouble is the functional currency for the Group’s operations. Balance sheet items denominated in foreign currencies have been translated using the exchange rate at the balance sheet date prior to restatement to June 30, 2002 purchasing power. The related foreign exchange gains and losses are included in earnings.

Stock-Based Compensation. The Group’s stock-based compensation is accounted for in accordance with the intrinsic value method established by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Compensation expense is recognized for stock options granted when the exercise price of the options granted is below the fair market value of the Group’s stock at the date of grant.

Income taxes. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in the years in which these temporary differences are expected to reverse. Valuation allowances are provided for deferred income tax assets when management believes that it is more likely than not that the assets will not be realized.

Comprehensive income. Comprehensive income includes all changes in equity during the period from non-owner sources and is detailed in the consolidated statement of operations and comprehensive income.

Net income per share. Basic income per share is calculated using the two class method of computing earnings per share. Under this method, net income is reduced by the amount of dividends declared in the current period for each class of shares, and the remaining income is allocated to common and preferred shares to the extent that each class may share in income if all income for the period had been distributed.

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Treasury shares. Common shares of OAO “Tatneft” owned by the Group at the balance sheet date are designated as treasury shares and are recorded at cost. Any gain or loss on the resale of treasury shares is recorded as a component of equity.

Recent accounting pronouncements. In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations, SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 143, Accounting for Asset Retirement Obligations. In August 2001, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets was also issued. SFAS No. 141, requires the purchase method of accounting for all business combinations and applies to all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill as well as other intangible assets with indefinite lives not be amortized but be tested annually for impairment and is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 141 and SFAS No. 142 did not significantly impact the Group’s financial statements. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Group is currently assessing the impact of SFAS No. 143 and therefore, at this time cannot reasonably estimate its effect on the Group’s financial condition or results of operations. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes, with exceptions, SFAS No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of and is effective for fiscal years beginning after December 15, 2001. Management does not believe the adoption of SFAS 144 will have a material effect on the Group’s financial position or results of operations.

Note 5: Acquisitions

As part of management’s strategy to become a vertically integrated oil company and thereby develop a refining and marketing segment, in January 2002 the Group purchased 100% interest in the charter capital of OAO Minnibaev gas refinery, one of the largest Gas Refineries in Russia. The assets and liabilities and operating results of OAO Minnibaev Gas Refinery were consolidated from that date. No pro forma results have been provided as the acquisition does not have a material impact on the Group’s consolidated financial statements.

The shares were acquired from third parties for cash consideration of RR 216. The condensed balance sheet of OAO Minnibaev Gas Refinery as of January 1, 2002 was as follows:

Accounts receivable	81
Inventory	70
Property, plant and equipment	202
Other (net)	63
Accounts payable and short-term debt	(200)

Net assets	216

Note 6: Cash and Cash Equivalents, Restricted Cash, and Cash Flow Information

The consolidated statements of cash flows provide information about changes in cash and cash equivalents. At June 30, 2002, December 31, 2001 and December 31, 2000, cash holdings of the Group, consisting of cash, cash equivalents and restricted cash, include US Dollar denominated amounts of RR 7,303 (US $ 232 million), RR 4,782 (US $145 million) and RR 4,732 (US $130 million), respectively, of which RR 2,033 (US $ 65 million), RR 2,325 (US $71 million) and RR 3,559 (US $97 million), respectively, is restricted. Restricted cash consists of mandatory

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

deposits with Central Bank of Russia, deposits with lending institutions and open letters of credit. Deposits with lending institutions are held over the life of the respective loans.

Net cash provided by operating activities reflects payments of interest and income taxes as follows:

	6 mo ended June 30, 2002	6 mo ended June 30, 2001	6 mo ended June 30, 2000
Interest paid	1,041	1,426	2,744
Income taxes paid	3,084	5,645	4,920

Note 7: Accounts Receivable

Accounts receivable are as follows:

	At June 30, 2002	At December 31, 2001
Trade – domestic sales	11,760	14,344
Trade – export sales (US $330 million and US $248 million at June 30, 2002 and December 31, 2001, respectively)	10,383	8,166

Total accounts receivable, net	22,143	22,510

Trade receivables are presented net of an allowance for doubtful accounts of RR 937 and RR 1,181 at  June 30, 2002 and December 31, 2001, respectively.

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Note 8: Short and Long-Term Investments

    Short-term investments classified as available-for-sale are as follows:

	Cost	Gross unrealized holding gains	Less inflation effect on unrealized holding gains	Fair value (carrying value)
Bonds and other Russian government securities	571			571
Corporate debt securities	6,151	3,144	(457)	8,838
Equity securities	340	25	(2)	363

Total short-term investments at June 30, 2002	7,062	3,169	(459)	9,772

Bonds and other Russian government securities	1,010			1,010
Corporate debt securities	5,047	2,801	(223)	7,625
Equity securities	549	25		574

Total short-term investments at December 31, 2001	6,606	2,826	(223)	9,209

Short-term investments include debt securities held by a trust on behalf of the Group. The securities were purchased on behalf of the trust by a third party, who was funded by a loan provided by the trust in 1998. At June 30, 2002, short-term investments include Tatneft Finance Eurobonds with a carrying value of RR 7,103 (nominal value of US $224 million), of which RR 3,681 (nominal value of US $116 million) are held in the trust. At December 31, 2001, short-term investments included Tatneft Finance Eurobonds with a carrying value of RR 6,094 (nominal value of US $186 million), of which RR 3,761 (nominal value of US $116 million) were held in the trust. Tatneft Finance Eurobonds are classified as available-for-sale and mature in October 2002 (see note 13). The increase in carrying value includes an unrealized holding gain of RR 3,169 and RR 2,826 as of June 30, 2002 and December 31, 2001, respectively, which has been classified as other comprehensive income in the consolidated statements of operations for the periods ended June 30, 2002 and December 31, 2001, respectively.

At June 30, 2002, total debt securities with fair values totaling RR 7,846 mature before June 30, 2003, and with fair values totaling RR 1,563 mature between 2003 and 2008.

Net realized gains on trading and available-for-sale securities for the periods ended June 30, 2002, 2001 and 2000 were RR 491, RR 104 and RR 24, respectively.

Long-term investments are as follows:

	Percentage holding at	Net book value at		Income from equity affiliates for the period ended
	June 30, 2002	June 30, 2002	December 31, 2001	June 30, 2002	December 30, 2001	December 30, 2000
Investments in equity affiliates

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)
and joint ventures:
ZAO Tatex	50	1,579	1,487	102	343	563
ZAO Finansovo-Leasingovaya Companiya (FLK)	28	581	562	18	7
Other		275	285	11	125	303

Total investments in equity affiliates and joint ventures		2,435	2,334	131	475	866

Long-term investments, at cost:
ZAO Ukrtatnafta	9	478	477
OAO AK Bars Bank	13	575	295
OAO Tatfondbank	16	—	134
Other		576	799

Total long-term investments, at cost		1,629	1,705	—	—	—
Total long-term investments		4,064	4,039

Summary financial information pertaining to these investments has not been presented as the investments are not material to the Group’s consolidated financial statements.

Note 9: Inventories

Inventories are as follows:

	At June 30, 2002	At December 31, 2001
Materials, supplies and finished goods	7,849	8,806
Crude oil and refined products	1,396	2,380

Total inventories	9,245	11,186

Note 10: Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are as follows:

	At June 30, 2002	At December 31, 2001
Prepaid VAT	5,184	7,069
Prepaid export duties	470	438
Prepaid excise tax		916
Prepaid profit tax	1,533	—
Other prepaid taxes	402	968
Notes receivable	1,225	1,377
Advances issued	1,983	1,165
Interest receivable	1,172	1,079

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Prepaid transportation expenses		124
Other	1,458	1,427

Total prepaid expenses and other current assets	13,427	14,563

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Note 11: Loans Receivable and Advances

Loans receivable and advances are as follows:

	At June 30, 2002	At December 31, 2001
Banking loans and advances to customers, net	7,856	8,522
Other loans	192

Total loans receivable	8,048	8,522
Less: current portion of loans receivable and advances	(6,623)	(6,865)

Total long-term loans receivable and advances	1,425	1,657

Banking loans and advances to customers. Banking loans and advances to customers are presented net of allowance for losses of RR 1,127 and RR 1,089 as at June 30, 2002 and December 31, 2001, respectively.

The weighted average interest rate on banking loans and advances at June 30, 2002 and December 31, 2001 was 22,2% and 20% on balances denominated in Russian Roubles and 14,8% and 17% on balances denominated in foreign currency, respectively. The fair value of banking loans and advances approximate the carrying values as interest rates typically refix on a three month basis and the majority are short-term in nature.

Long-term banking loans receivable and advances. Long-term banking loans receivable and advances at June 30, 2002 are comprised of loans issued by Zenit Bank and Devon Credit Bank of RR 1,229 and RR 4, respectively. These loans are denominated in Russian Roubles and foreign currency (US Dollars and Euro) and bear interest rates of 17% and 20% per annum for US Dollars denominated loans and Russian Rouble denominated loans.

Other Loans. Other loans represent hard currency loan receivable from the related party of the Group – OLK Center Capital. The loan bears interest of 15% and matures on December 30, 2005.

Note 12: Property, Plant and Equipment

Property, plant and equipment are as follows:

	Cost	Accumulated depreciation, depletion and amortization	Net book value
Oil and gas properties	216,769	118,211	98,558
Buildings and constructions	24,753	6,903	17,850
Machinery and equipment	38,064	25,027	13,037
Assets under construction	15,218		15,218

June 30, 2002	294,804	150,141	144,663

Oil and gas properties	214,754	118,039	96,715
Buildings and constructions	23,590	6,281	17,309
Machinery and equipment	36,270	23,614	12,656
Assets under construction	13,459	—	13,459

December 31, 2001	288,073	147,934	140,139

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

The Group’s estimates of future aggregate dismantling, abandonment and site restoration costs were RR 14,318 and RR 14,258 as of June 30, 2002 and December 31, 2001, respectively. Of this amount, RR 12,258 and RR 12,227 have been accrued in the accounts at June 30, 2002 and December 31, 2001, respectively, and are reflected as a component of accumulated depreciation. The Group has estimated its liability based on current environmental legislation and its best estimate of future costs.

The Group’s oil and gas fields are situated on land belonging to the Government of Tatarstan. The Group obtains licenses from the local authorities and pays royalties to explore and produce oil and gas from these. These licenses expire between 2013 and 2015, and may be extended at the initiative of the Group. Management intends to extend licenses for properties, which are expected to produce hydrocarbons subsequent to the expiration of their respective licenses.

The Group remains significantly leveraged, which requires a substantial portion of its cash flow for debt service. In addition, cash flow from operations is dependent on the level of oil prices, which are historically volatile and significantly impacted by the proportion of production that can be sold on the export market. Historically, the Group has supplemented its cash flow from operations with additional borrowings and may continue to do so. Should oil prices decline for a prolonged period and should the Group not have access to additional capital, the Group would need to reduce its capital expenditures, which could limit its ability to maintain or increase production and in turn meet its debt service requirements.

In 1999, the Group entered into an agreement with Nizhnekamskneftekhim, and OAO Tataro-American Investment Fund (TAIF), related parties under the significant influence of a common shareholder, to form a joint venture company, OAO Nizhnekamsk Refinery. This joint venture is expected to expand, upgrade, and operate the existing refinery in Nizhnekamsk. The Group’s total investment in the refinery amounted to approximately US $165 million as of June 30, 2002 and is included within assets under construction. The Group’s interest in the refinery is still under negotiation.

Social assets. During periods ended June 30, 2002, 2001 and 2000 the Group transferred social assets with a net book value of RR 206, RR 530 and RR 75, respectively, to local authorities for no consideration. All these social assets transferred were constructed or procured by the Group subsequent to privatization and have been charged to operations. At June 30,2002 and December 31, 2001, the Group held social assets with a net book value of RR 6,222 and RR 5,526, all of which were constructed after the privatization date. The Group incurred social infrastructure expenses of RR 40, RR 185 and RR 84 for the periods ended June 30, 2002, 2001 and 2000, respectively, for maintenance that mainly relates to housing, schools and cultural buildings.

Note 13: Debt

Short and long-term debt is as follows:

	At June 30, 2002	At December 31, 2001
Short-term debt
Foreign currency denominated debt
Current portion of Dresdner Bank AG loan (“Eurobonds”)	9,434	9,866
Current portion of restructured debt		3,582
Current portion of other long-term debt	8,955	3,197
Other foreign currency denominated debt	3,107	5,366

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Rouble denominated debt
Notes payable	6,107	7,307
Other rouble denominated debt	5,748	4,091

Total short-term debt	33,351	33,409

Long-term debt
Foreign currency denominated debt
Dresdner Bank AG loan (“Eurobonds”)	9,434	9,866
Restructured debt		3,582
Other foreign currency denominated debt	15,650	7,668
Rouble denominated debt	1,426	3,650
Less: current portion	(18,389)	(16,645)

Total long-term debt	8,121	8,121

Short-term foreign currency denominated debts.

Eurobonds. Included as short-term debt is the loan from Dresdner Bank AG (“Dresdner Bank”) of RR 9,434 (US $300 million) as of June 30, 2002. In October 1997, the Group established a long-term loan agreement (the “Loan Agreement”) with Dresdner Bank in the amount of US $300 million, bearing interest at 9% per annum, payable semi-annually. Simultaneously, Tatneft Finance Plc. (“Tatneft Finance”), an Irish public limited company not affiliated with the Group, issued US $300 million of 9% Eurobond notes due in October 2002 (the Tatneft Finance Eurobonds). Tatneft Finance used the proceeds from this issuance to purchase a US $300 million certificate of indebtedness with an annual interest rate of 9% (the “Certificate of Indebtedness”) issued by Dresdner Bank. The proceeds from this sale were then loaned by Dresdner Bank to the Group under the Loan Agreement. Payments made by the Group under the Loan Agreement fund Dresdner Bank’s payment obligations to Tatneft Finance under the Certificate of Indebtedness, and Tatneft Finance applies these payments to amounts due on the Tatneft Finance Eurobonds. As part of this series of transactions, the Group has guaranteed the obligations of Tatneft Finance under the Tatneft Finance Eurobonds. At June 30, 2002 and December 31, 2001, the entire amount under the Loan Agreement was outstanding. The fair value of loan as at June 30, 2002 is RR 9,519.

Restructured debt. On October 31, 2000 Tatneft signed an agreement to restructure RR 12,923 (US $354 million), which included the principal and capitalized deferred interest of short-term foreign currency debt with Dresdner Bank AG, Chase Manhattan Bank, BHF, Bankgesellschaft Berlin Aktiengesellschaft (formerly Berliner Bank), Credit Suisse First Boston, Credit Agricole Indosuez, West Merchant Bank and Societe Generale. During November and December of 2000, Credit Suisse First Boston transferred a portion of its loans due from Tatneft to Bankgessellschaft Berlin Aktiengesellschaft, Standard Bank, Dresdner Bank AG, and Bayerische Hypound Vereinsbank AG.

As of June 30, 2002 the restructured debt was fully repaid.

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Other short-term foreign currency denominated debt. As of June 30, 2002 other foreign currency denominated debt includes loans from Societe General and Winter Bank, as well as interbank loans.

Societe Generale loan balances are RR 406 and RR 424 (US $13 million and US $13 million) as of June 30, 2002 and December 31, 2001, respectively. Societe Generale loan facility is guaranteed by certain oil export contracts of the Group and bearing interest payable semi-annually at LIBOR plus 0.25%.

In July 2001 OAO Tatneft entered into a RR 943 (US $30 million) loan agreement with Winter Bank. The loan bears an interest rate of 6 month LIBOR plus 4.5% per annum. The loan must be repaid in full every six months and renewed immediately for the first three years. The loan matures in November 2004.

Interbank loans from foreign banks of RR 1,758 and RR 3,104 as at June 30, 2002 and December 31, 2001 had average interest rates of 4% and 6% per annum, respectively.

Short-term rouble denominated debt. Rouble denominated short-term debt primarily comprises of loans with Russian banks, deposit certificates and notes payable used as financial instruments to obtain short-term financing. Short-term rouble denominated loans of RR 4,536 and RR 4,092 bear contractual interest rates from 10% to 22% and 18% to 25% per annum for the periods ended June 30,2002 and December 31, 2001, respectively. Notes payable in the amount of RR 6,107 and RR 7,307 as of June 30, 2002 and December 31, 2001, respectively, bear contractual interest rates of 2% to 5%.

Deposit certificates of RR 1,211 were issued by Zenit Bank with an interest rate of 12% per annum and maturity dates in 2003.

Long-term foreign currency denominated debt. Included as long-term foreign currency denominated debt are loans from Commerzbank, BNP Paribas, Credit Suisse and West Deutsche Landesbank Vostok.

In October 2001 the Group entered into the loan agreement with Commerzbank AG for US $125 million to finance current operations. As of June 30, 2002 the amount of loan outstanding was RR 3,494 (US $ 111 million). The loan bears interest at LIBOR plus 3.75% per annum, is secured by the Group’s oil export contracts of 80 thousand tonnes per month and matures in October 2003.

In November 2001 the Group entered into the loan agreement with BNP Paribas for US $100 million to finance current operations. The amount of loan outstanding at 30 June 2002 was RR 3,013 (US $ 96). The loan bears interest at LIBOR plus 3.5% per annum, is secured by the Group’s oil export contracts of 50 thousand tonnes per month and matures on February 2004.

During the period ended June 30, 2002 the Group entered into a loan agreement with BNP Paribas for US $ 100 million. As of June 30, 2002 the amount of loan outstanding was RR 3,145 (US $ 100 million). The loan bears an interest rate of LIBOR plus 3,75%, is secured by Group’s oil export contracts of 90 thousand tones per month and will be repaid in full prior to April 30, 2003.

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

In March 2002 the Group entered into the US $ 200 million loan agreement with Credit Suisse. The amount of loan outstanding as of June 30, 2002 was 5,660 (US $ 180 million). The loan bears interest at LIBOR plus 3.78%, is secured by Group’s oil export contracts of 80 thousand tonnes per month and matures on March 7, 2007.

Included as short-term foreign currency denominated debt are the current portions of long-term loans from Commerzbank AG, BNP Paribas and Credit Suisse, amounting to RR 2,621, RR 4,717 and RR 1,617, respectively, as of June 30, 2002.

During the period ended June 30, 2002 the Group entered into a RR 283 (US $ 9) loan agreement with West Deutsche Landesbank Vostok. The loan bears interest at LIBOR plus 4,5%, is secured by Group’s oil export contracts of 7.5 thousand tonnes per month and matures on February 2005.

Long-term rouble denominated debt. Long-term rouble denominated debt includes deposit certificates, notes payable, debentures and other loans. In 2001 the Group issued RR 200 of debentures with a nominal value of 100 roubles per debenture. In 2002 the Group issued additional RR 100 of debentures. Interest on the debentures is determined based on the Central Bank of Russian Federation official refinance rate and is ranging from 15% to 19%.

Other long-term rouble denominated debt is comprised of long-term promissory notes issued by the Group.

Aggregate maturities of long-term debt outstanding at June 30, 2002 are as follows:

Millions of RR
June 30, 2002 – June 30, 2003	18,389
June 30, 2003 – June 30, 2004	4,336
June 30, 2004 and thereafter	3,785

Total long-term debt (including current portion)	26,510

Note 14: Banking Customer Deposits

Banking customer deposits are as follows:

	June 30, 2002	December 31, 2001
Short term banking customer deposits
Interest bearing deposits	6,191	3,119
Non interest deposits	4,424	4,360

Total short term banking customer deposits	10,615	7,479

Long term banking customer deposits	180

Banking customer deposits	10,795	7,479

Contractual interest rates were 12,3% and 13% for Russian Rouble interest deposits, and 8,8% and 9% for foreign currency interest deposits for the periods ended June 30, 2002 and December 31, 2001, respectively. The majority of banking customer deposits matures within 12 months.

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Note 15: Other Accounts Payable and Accrued Liabilities

Other accounts payable and accrued liabilities are as follows:

	At June 30, 2002	At December 31, 2001
Salaries and wages payable	1,755	1,648
Advances for purchase of securities	378	688
Interest payable	656	576
Advances received	907	504
Dividends payable	365	13
Insurance reserves	723	279
Other	751	846

Total other accounts payable and accrued liabilities	5,535	4,554

Note 16: Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for statutory tax purposes. Deferred tax assets (liabilities) are comprised of the following at June 30, 2002 and December 31, 2001:

	At June 30, 2002	At December 31, 2001
Salary accrual	311
Losses carried forward	124
Other accounts payable	57	40

Deferred tax assets	492	40

Property, plant and equipment	(17,393)	(18,643)
Accounts receivable	(427)	(962)
Inventories	(141)	(201)
Long-term investments	(490)	(560)
Accrued interest income	(221)
Other	(155)	(160)

Deferred tax liabilities	(18,827)	(20,526)

Net deferred tax liability	(18,335)	(20,486)

At June 30, 2002 and December 31, 2001, deferred taxes were classified in the consolidated balance sheet as follows:

	At June 30, 2002	At December 31, 2001
Current deferred tax liability	(466)	(1,283)
Non-current deferred tax liability	(17,869)	(19,203)

Net deferred tax liability	(18,335)	(20,486)

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Presented below is a reconciliation between the provision for income taxes and taxes determined by applying the statutory tax rate to income before income taxes:

	6 mo ended June 30, 2002	6 mo ended June 30, 2001	6 mo ended June 30, 2000
Income before income taxes and minority interest	6,891	16,978	23,622

Theoretical income tax expense at statutory rate	1,654	5,942	7,087
Increase (reduction) due to:
Inflationary effects	1,274	2,002	754
Non-deductible expenses	317	2,117	2,321
Tax credits	(686)	(1,863)	(1,555)
Non-taxable income	(86)	(30)	(47)
Statutory revaluation of fixed assets	(2,654)
Not realizable deferred tax asset	227
Effect of increase (reduction) in income tax rate		(8,780)
Other	(87)

Provision for income taxes	(41)	(612)	8,560

Inflationary effects include the impact of inflation on shareholders’ equity, the opening deferred tax liabilities and current tax expense. Tax credits reduce taxable income in the period incurred and are granted by the governments of the Russian Federation and the Republic of Tatarstan.

No provision has been made for additional income taxes of RR 1,797 on undistributed earnings of a foreign subsidiary. These earnings have been and will continue to be reinvested. These earnings could become subject to additional tax of approximately RR 431 if they were remitted as dividends.

The Company is subject to a number of taxes other than income taxes, which are detailed as follows:

	6 mo ended June 30, 2002	6 mo ended June 30, 2001	6 mo ended June 30, 2000
Mineral restoration tax		3,109	3,051
Mineral use tax (royalty tax)		2,503	2,480
Export tariffs	5,015	7,481	5,809
Excise taxes		750	1,329
Property tax	635	388	269
Unified extraction tax	6,966
Other	572	914	4,407

Total taxes other than income taxes	13,188	15,145	17,345

Starting from January 01, 2002 mineral restoration, royalty and excise taxes were replaced in the Russian Federation by the unified extraction tax. Until January 1, 2005 Brent price on crude oil will be used in calculation of unified extraction. Thereafter unified extraction tax will be calculated as 16,5% of selling price for crude net of VAT, export duties and transportation cost.

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Starting from January 01, 2002 export duties are based on crude oil price for Urals in the preceding two-month period. Previously export duties were defined by the Russian Federation government decrees.

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Note 17: Share Capital and Additional Capital

Authorized share capital. On June 22, 2001 the shareholders approved an increase in the nominal value per share from RR 0.10 up to RR 1.00. Authorized share capital for common and preferred shares and additional paid in capital amounts have been restated for all periods presented to reflect the change in the nominal value per share as at June 30, 2002 and December 31, 2001. At June 30, 2002 the authorized share capital consists of 2,178,690,700 voting common shares and 147,508,500 non-voting preferred shares; both classes of shares have a nominal value of RR 1.00 per share.

Golden share. One share of the Company, held by the Government of Tatarstan, carries the right to veto certain decisions taken at shareholders’ and Board of Directors’ meetings. Decisions subject to veto include: increases and decreases in share capital, amendments to the Company’s charter, liquidation or reorganization of the Company or any of its subsidiaries or branches, investment in other legal entities and disposal or encumbrance of the Company’s property. The term of the “Golden Share” was extended indefinitely in 1998 by a decree of the President of Tatarstan.

Restricted common and preferred shares. Under the privatization laws of Tatarstan, certain common shares were made subject to restrictions on transfer. These include shares sold to employees for a discount from nominal value and common shares sold to any individual for privatization vouchers. The preferred shares of the Company were also subject to restrictions on transfer. The preferred shares were originally allocated pursuant to applicable privatization laws to employees, former employees, and pensioners who had worked for the Group for a specified period of time. During 2001 by decree of the President of Tatarstan, all restrictions on common and preferred shares have been removed.

Rights attributable to preferred shares. Unless a different amount is approved at the annual shareholders meeting, preferred shares earn dividends equal to their nominal value. The dividend per preferred share may not be less than the dividend per common share.

•	Preferred shareholders may vote at meetings only on the following decisions:

•	the amendment of the dividends payable per preferred share;

•	the issuance of additional shares with rights greater than the current rights of preferred shareholders; and

•	the liquidation or reorganization of the Company.

The decisions listed above can be made only if approved by 75% of preferred shareholders. Holders of preferred shares acquire the same voting rights as holders of common shares in the event that dividends are either not declared, or declared but not paid. On liquidation, the shareholders are entitled to receive a distribution of net assets equal to the nominal value of the shares prior to any distribution to common shareholders.

Amounts available for distribution to shareholders. Amounts available for distribution to shareholders are based on the Company’s non-consolidated statutory accounts prepared in accordance with RAR, which differ from US GAAP, and are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the current year net profit calculated in accordance with RAR. However, this legislation and other statutory laws and regulations dealing with distribution rights are open to legal interpretation. For the periods ended June 30, 2002 and December 31, 2001, the Company had a current year profit of RR 4,349

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

and RR 16,140, respectively, as reported in the published annual statutory accounts of the Company.

No interim dividends for 2002 were declared.

Net income per share. Under the two-class method of computing net income per share, net income is computed for common and preferred shares according to dividends declared and participation rights in undistributed earnings. Under this method, net income is reduced by the amount of dividends declared in the current period for each class of shares, and the remaining income is allocated to common and preferred shares to the extent that each class may share in income if all income for the period had been distributed.

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

	6 mo ended June 30, 2002	6 mo ended June 30, 2001	6 mo ended June 30, 2000
Net income	6,711	16,848	14,569
Common share dividends	(225)	(267)	(310)
Preferred share dividends	(153)	(34)	(31)
Income available to common and preferred shareholders, net of dividends	6,333	16,547	14,228

Basic:
Weighted average number of shares outstanding (millions of shares):
Common	2,035	2,090	2,160
Preferred	148	148	148

Combined weighted average number of common and preferred shares outstanding	2,183	2,238	2,308

Basic net income per common share (RR)	3.01	7.52	6.31

Basic net income per preferred share (RR)	3.93	7.63	6.37

Diluted:
Weighted average number of shares outstanding (millions of shares):
Common	2,035	2,090	2,160
Preferred	148	148	148

Combined weighted average number of common and preferred shares outstanding	2,183	2,238	2,308

Diluted net income per common share (RR)	3.01	7.52	6.31

Diluted net income per preferred share (RR)	3.93	7.63	6.37

Note 18: Stock-Based Compensation

On January 20, 2001, the Board of Directors approved a stock based compensation plan which provides for the issuance of options to purchase up to 10,000,000 common shares of OAO Tatneft. In July 2001 options to purchase 9,395,000 common shares with an exercise price of RR 0.1 were granted to senior management and directors of the Group. All options vest in 270 days from the grant date and expire in 365 days after grant date. The full exercise price of the stock option issue in the amount of 939,500 Russian Roubles was paid by the option holders on grant date. During the period ended June 30, 2002, all options were exercised by means of transferring treasury shares held by the Group to the option holders.

Number of shares underlying options
Options outstanding at January 1, 2002	—
Granted	9,395,000
Exercised	9,395,000
Forfeited	—

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Options outstanding at June 30, 2002	—

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Note 19: Segment Information

The Group’s business activities are conducted predominantly through four major business segments: Exploration and Production; Refining and Marketing; Petrochemicals; and Banking.

The segments were determined based on the way management recognises the segments within the Group for making operating decisions and how they are evident from the Group structure.

All periods reported have been restated to comply with the revised segment basis.

Exploration and production segment activities consist of oil extraction by production divisions. The oil is transferred to the refining and marketing segment at market prices to negotiate contracts for sales of oil and refined products in domestic and export markets.

Refining and marketing comprises purchases and sales of crude and refined products from the Group’s own production divisions and third parties, own refining activities and retailing operations. As in prior years, the Company sold significant volumes of oil to intermediaries, which refine oil in domestic refineries, and purchased refined products processed from its oil. Since sales of oil are closely related to purchases and sales of refined products, sales of both own and purchased crude oil, as well as sales of refined products, are presented in one segment – refining and marketing.

The Group’s petrochemical operations expanded in 2001 through the acquisition of a controlling interest in OAO Nizhnekamskshina. Subsequent to this acquisition, the Group’s management considers the assets and operations of its subsidiaries OAO Nizhnekamskshina, OAO Nizhnekamsk Technical Carbon Plant and DOOO Tatneft-Neftekhim a separate petrochemical segment.

Earnings of the banking segment include earnings of Devon Credit Bank and Zenit Bank

Segment sales and other operating revenues. Reportable operating segment sales and other operating revenues are stated in the following table:

	6 mo ended June 30, 2002	6 mo ended June 30, 2001	6 mo ended June 30, 2000
Exploration and production
Intersegment sales	34,673	45,584	47,316
Other sales	3,771	5,314	5,141
Total exploration and production	38,444	50,898	52,457

Refining and marketing
Intersegment sales	76	90
Crude oil	3,132	17,373	17,760
Refined products	9,706	8,189	5,121

Domestic sales	12,914	25,652	22,881

Crude oil	5,209	605	829
Refined products	5	13	10

CIS sales(1)	5,214	618	839

Crude oil	27,783	28,723	32,035
Refined products	9,293	11,249	16,982

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Non – CIS sales(2)	37,076	39,972	49,017
Total refining and marketing	55,204	66,242	72,737

Petrochemical
Intersegment sales	34	14	0
Tires	3,483	334	0
Refined products	68	35	0
Other	730	3,476	0

Total petrochemical	4,315	3,859	0

Total segment sales and other operating revenues	97,963	120,999	125,194

Elimination of intersegment sales	(34,783)	(45,688)	(47,316)

Total sales and other operating revenues	63,180	75,311	77,878

(1)	CIS is an abbreviation for Commonwealth of Independent States (excluding the Russian Federation).
(2)	Non-CIS sales of crude oil and refined products are mainly made to European markets.

Intersegment sales in exploration and production constitute transfers of crude oil and gas from production divisions to the refining and marketing divisions and subsidiaries. The intersegment sales are measured at the estimated market prices of those transactions and are eliminated on consolidation.

“Other” exploration and production sales include revenues from ancillary services provided by the specialized subdivisions and subsidiaries of the Group, such as sales of oilfield equipment and drilling services provided to other companies in Tatarstan. Business activities, which do not constitute reportable business segments, are also included in “Other” exploration and production sales. “Other” petrochemical sales represent revenues from the sales of raw materials to external petrochemical plants.

Segment earnings and assets. The Group evaluates the performance of its operating segments on a before-tax basis, without considering the impacts of non-banking net interest expense, monetary effects and the earnings of minority interest shareholders. Segment earnings are as follows:

	6 mo ended June 30, 2002	6 mo ended June 30, 2001	6 mo ended June 30, 2000
Segment earnings
Exploration and production	4,308	15,219	23,290
Refining and marketing	3,131	1,970	2,727
Petrochemical	(93)	712	—
Banking	197	39	6

Total segment earnings	7,543	17,940	26,023
Exchange loss	(549)	(575)	(1,089)
Monetary gain	658	684	1,834

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Other interest expense, net	(761)	(1,071)	(3,146)

Income before income taxes and minority interest	6,891	16,978	23,622

Segment assets are as follows:

	At June 30, 2002	At December 31, 2001
Assets
Exploration and production	156,662	154,052
Refining and marketing	41,041	36,189
Petrochemical	7,682	9,096
Banking	19,255	17,773

Total assets	224,640	217,110

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Segment depreciation, depletion and amortization and additions to property, plant and equipment are as follows:

	6 mo ended June 30, 2002	6 mo ended June 30, 2001	6 mo ended June 30, 2000
Depreciation, depletion and amortization
Exploration and production	2,918	2,883	2,435
Refining and marketing	149	158	61
Petrochemical	337	47	—
Banking	7	3	3

Total segment depreciation, depletion and amortization	3,411	3,091	2,499

Additions to property, plant and equipment
Exploration and production	6,427	8,221	7,766
Refining and marketing	1,304	1,891	765
Petrochemical	389	44
Banking	9	9	1

Total additions to property, plant and equipment	8,129	10,165	8,532

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Note 20: Related Party Transactions

Transactions are entered into in the normal course of business with significant shareholders, directors and companies with which the Group has significant shareholders in common. These transactions include sales of crude oil and refined products, purchases of electricity and banking transactions.

The amounts of transactions for each year and the outstanding balances at each year end with related parties are as follows:

	6 mo ended June 30, 2002	6 mo ended June 30, 2001	6 mo ended June 30, 2000
Revenues (expenses)
Sales of crude oil	8,218	4,627	1,184
Volumes of crude oil sales (thousand tonnes)	2,904	1,485	410
Sales of refined products	4,437	2,379	3,028
Volumes of refined product sales (thousand tonnes)	1,885	925	1,199
Sales of petrochemical products	325	3,423	—
Volumes of petrochemical product sales (thousand tonnes)	40	506	—
Other sales	246	93	—
Purchases of crude oil	(1,038)	(1,501)	(184)
Volumes of crude oil purchases (thousand tonnes)	224	426	31
Purchases of refined products	(1,031)	(550)	(894)
Volumes of refined products purchases (thousand tonnes)	270	558	301
Purchases of petrochemical products	(850)	(1,200)	—
Volumes of petrochemical products purchases (thousand tonnes)	115	197	—
Purchases of electricity	(1,475)	(1,043)	(1,139)
Purchases of tyres		(366)	—
Other purchases	(172)	(380)	—
Sales of investments (Sales of Tatincome shares to Finansovaya Lizingovaya Compania)	233	—	—
Exchange of Tatfondbank’ shares for AK Bars’s with Finansovaya Lizingovaya Compania	134	—	—
Exchange of AK Bars’s shares for Tatfondbank’s with Finansovaya Lizingovaya Compania	(134)	—	—

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

	At June 30, 2002	At December 31, 2001
Assets (liabilities)
Trade accounts receivable	4,414	3,271
Short-term investments	188	631
Banking loans and advances to customers	37	252
Loans receivable	192	—
AR for investments sold	225	—
Banking customer deposits	(469)	(84)
Loans payable	(636)	(122)
Trade accounts payable	(1,524)	(807)
Other
Investments held in trusts with related parties	—	640
Loan guarantee obligations	(70)	(233)
Collateral given to related parties	(592)	—
Unused credit lines	(68)	—

During the period ended June 30, 2002, the Group entered into back to back crude oil transactions with related parties and other parties. These transactions are not recorded as purchases and sales of crude oil and the net commission amounting to RR 605, is included within selling, general and administrative expenses. The volumes of crude oil purchased and sold under these transactions was 423 thousand tonnes for the period ended June 30, 2002.

Note 21: Financial Instruments

Fair values. The carrying amounts of short-term financial instruments, other than short-term debt and the related loans receivable, approximates fair value because of the relatively short period of time between the origination of these instruments and their expected realization. Information concerning the fair value of long-term investments is disclosed in Note 8. Information concerning the fair value of loans receivable and advances is disclosed in Note 11. Information concerning the fair value of short-term and long-term debt is disclosed in Note 13.

Credit risk. A significant portion of the Company’s accounts receivable are from export trading companies, as described in Note 19.

Note 22: Commitments and Contingent Liabilities

Taxation. Russian tax legislation is subject to varying interpretations and constant changes. Further, the interpretations of tax legislation by tax authorities as applied to the transactions and activities of the Group may not coincide with that of management. Also interpretations on the application of the tax legislation may vary between regional and Federal tax authorities. As a result, transactions may be challenged by tax authorities and the Group may be assessed for additional taxes, penalties and interest. Tax periods remain open to review by the tax authorities for three years.

OAO TATNEFT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in millions of constant Russian Roubles of June 30, 2002 purchasing power, except as indicated)

Environmental liabilities. The Group, through its predecessor entities, has operated in Tatarstan for many years and certain environmental problems have developed. Environmental regulations are currently being considered in the Russian Federation and the Group is evaluating its obligations related thereto. The outcome of environmental liabilities under proposed or any future environmental legislation cannot reasonably be estimated at present, but could be material. Under existing legislation, however, management believes that there are no probable liabilities, that are in addition to amounts which have already been accrued in the consolidated financial statements, that will have a materially adverse effect on the operating results or financial position of the Group.

Legal contingencies. The Group is the named defendant in a number of lawsuits as well as the named party in numerous other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a materially adverse effect on the operating results or the financial position of the Company.

Social assets. The Group significantly contributes to the maintenance of local infrastructure and the welfare of its employees within Tatarstan, which includes contributions towards the construction, development and maintenance of housing, hospitals and transport services, recreation and other social needs. Such funding is periodically determined by the Board of Directors and recorded as expenditures are incurred.

Transportation of crude oil. The Group benefits from the blending of its crude oil in the Transneft pipeline system since the Group’s crude oil production is generally of a lower quality than that produced by other regions of the Russian Federation which supply the same pipeline system. There is currently no equalization scheme for differences in crude oil quality within the Transneft pipeline system and the implementation of any such scheme is not determinable at present. However, if this practice were to change, the Group’s business could be materially and adversely affected.

Banking commitments and contingent liabilities. Credit related commitments comprise Zenit Bank loan commitments and guarantees of RR 5,526 and RR 1,322 at June 30, 2002. The contractual amount of these commitments represents the value at risk if the bank’s clients default and all existing collateral becomes worthless.

Note 23: Subsequent Events

In August 2002 options to purchase 9,300,000 common shares with an exercise price of 1 rouble per common share were granted to senior management and directors of the Group. All options vest in 270 days from the grant date and expire in 365 days after grant date. The market price of the Group’s ordinary stock as of the date of grant was RR 20.1 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT

By:	/s/ SHAFAGAT F. TAKHAUTDINOV
Shafagat F. Takhautdinov
General Director

Date: November 4, 2002